UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of May, 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on May 21, 2009: Jacada Reports First Quarter 2009 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ BOB ALDWORTH
		Name:	Bob Aldworth
		Title:	Chief Financial Officer

Dated:	May 21, 2009

Jacada Reports First Quarter 2009 Results

ATLANTA--(BUSINESS WIRE)--May 21, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the first quarter ended March 31, 2009.

For the first quarter of 2009, total revenues were $4.5 million compared to $6.2 million in the first quarter of 2008. Total gross profit for the 2009 first quarter was $1.4 million or 31% of total revenues, compared to $3.8 million and 60%, respectively, in the 2008 first quarter. The first quarter net loss from continuing operations was ($1.4 million), or ($0.09) per share. This is compared to a net loss from continuing operations of ($521,000) or ($0.03) per share in the first quarter of 2008. During the 2008 first quarter, the Company recognized $20.6 million, or $1.00 per share, in income (net of taxes) from discontinued operations, which was generated in the form of a capital gain from the sale of the Company’s legacy business during the 2008 first quarter.

On April 16, 2009, Jacada announced the appointment of Thomas H. Clear as Chief Executive Officer. Mr. Clear brings significant executive experience in telecommunications, a key vertical for Jacada. During his career he has served as the CIO for Southwestern Bell Mobile Systems (now AT&T), and held key executive management positions at both Amdocs and Convergys. Most recently, Mr. Clear was the chief commercial officer for the UK-based start-up Spinvox, successfully launching the first commercial voice to text service for voicemail and closing contracts with over a dozen tier 1 telecommunications providers in less than 2 years.

“We are thrilled that Tom has joined Jacada as our new CEO,” said Gideon Hollander, chairman of the board of directors for Jacada. “Tom brings to Jacada vast experience, talent and skills in business leadership that will allow Jacada to continue to innovate and bring to market additional value through our solutions, as we execute our strategy.”

“I have experienced first-hand the enormous need for a unified desktop solution like the one offered by Jacada, and truly understand the value it brings to our customers in terms of reduced operating costs and improved customer service and retention,” said Tom Clear, chief executive officer for Jacada. “We will focus our efforts on managing through these difficult times, so that we may be in a stronger position to benefit from an economic recovery. I look forward to helping Jacada realize the tremendous potential we all believe exists in our market and from our solutions.”

“Our professional services revenue is up 15% in relation to the same quarter last year,” continued Mr. Clear. “The increase was driven by our backlog of booked services contracts and new services engagements with existing customers, including a material contract extension with a German telecommunications provider that we announced in March. Many of our existing customers are expanding their relationship with Jacada based on the significant savings and improved customer service that they are realizing from their initial projects. But, as is the case with many of our peers, the current economic climate has impacted our sales cycles and has resulted in a slower pace of bookings, and consequently lower revenues. The cost reductions for 2009, which were recently announced and implemented, are designed to better align costs with our revenue expectations and will help minimize the use of our cash.”

At the end of the first quarter of 2009 cash and investments were $32.8 million, compared to $33.1 million reported as of December 31, 2008.

Conference Call Details

Any investor or interested individual can participate in the teleconference, which will begin at 10:30 a.m. Eastern Time on May 21, 2009. To participate in the teleconference, please call toll-free 888.679.8033, or 617.213.4846 for international callers, and provide passcode 23413335 approximately 10 minutes prior to the start time. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on May 21, 2009. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide passcode 77832429.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2009	2008
	Unaudited
Revenues:
Software licenses	$577	$2,847
Services	3,307	2,873
Maintenance	647	498

Total revenues	4,531	6,218

Cost of revenues:
Software licenses	114	82
Services	2,844	2,174
Maintenance	176	207

Total cost of revenues	3,134	2,463

Gross profit	1,397	3,755

Operating expenses:
Research and development	944	1,154
Sales and marketing	1,606	2,406
General and administrative	812	1,298

Total operating expenses	3,362	4,858

Operating loss	(1,965)	(1,103)
Financial income, net	531	448

Loss from continuing operations before taxes	(1,434)	(655)
Tax (expense) benefit	(12)	134

Net loss from continuing operations	(1,446)	(521)
Income from discontinued operations, net of taxes	-	20,572

Net Income (loss)	$(1,446)	$20,051

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.09)	$(0.03)
From discontinued operations	$-	$1.00
Basic and diluted net earnings (loss) per share	$(0.09)	$0.97

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	16,554,286	20,620,432

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2009	2008
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$17,086	$11,059
Marketable securities *)	10,680	8,915
Trade receivables	3,425	4,713
Restricted cash held by trustee *)	2,651	2,640
Restricted cash *)	559	559
Other current assets	1,309	2,022
Assets of discontinued operations	14	64
Total current assets	35,724	29,972

LONG-TERM INVESTMENTS:
Marketable securities *)	1,816	9,896
Severance pay fund	508	586

Total long-term investments	2,324	10,482

PROPERTY AND EQUIPMENT, NET	1,243	1,266

GOODWILL	3,096	3,096

Total assets	$42,387	$44,816

*) Total Cash and Investments including restricted cash	$32,792	$33,069

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,006	$1,245
Deferred revenues	1,188	1,006
Accrued expenses and other liabilities	2,781	3,096
Liabilities of discontinued operations	1,251	1,363

Total current liabilities	6,226	6,710

LONG-TERM LIABILITIES:
Accrued severance pay	940	1,120
Other long-term liabilities	182	185

Total long-term liabilities	1,122	1,305

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,121	75,173
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit (loss)	(104)	160
Accumulated deficit	(22,175)	(20,729)

Total shareholders' equity	35,039	36,801

Total liabilities and shareholders' equity	$42,387	$44,816

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2009	2008
	Unaudited
Cash flows from operating activities:

Net Income (loss)	(1,446)	20,051
Less: Net income from discontinued operations, net of taxes	-	(20,572)

Net loss from continuing operations	(1,446)	(521)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	173	147
Stock-based compensation related to options granted to employees and directors	134	251
Stock-based compensation expenses related to options granted to non-employees	10	3
Accrued interest and amortization of premium on marketable securities	139	81
Gain from sales of marketable securities	(353)	(105)
Increase (decrease) in accrued severance pay, net	(102)	57
(Increase) decrease in trade receivables, net	1,288	(1,438)
(Increase) decrease in other current assets	711	(583)
Increase (decrease) in trade payables	(239)	33
Increase in deferred revenues	229	812
Increase (decrease) in accrued expenses and other liabilities	(731)	95
Decrease in other long-term liabilities	(3)	-

Net cash used in operating activities from continuing operations	(190)	(1,168)

Net cash provided by (used in) operating activities from discontinued operations	(62)	324

Net cash used in operating activities	(252)	(844)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(4,896)	(19,026)
Proceeds from sale and redemption of available-for-sale marketable securities	11,377	15,799
Increase in restricted cash held by trustee	(11)	-
Purchase of property and equipment	(157)	(257)

Net cash provided by (used in) investing activities from continuing operations	6,313	(3,484)

Proceeds from sale of discontinued operations, net	-	22,153

Net cash provided by investing activities	6,313	18,669

CONSOLIDATED STATEMENTS OF CASH FLOWS, con’t.
U.S. dollars in thousands

	Three months ended March 31,
	2009	2008
	Unaudited

Cash flows from financing activities:

Proceeds from exercise of stock options	54	107

Net cash provided by financing activities from continuing operations	54	107

Effect of exchange rate changes on cash	(88)	-

Increase in cash and cash equivalents	6,027	17,932
Cash and cash equivalents at the beginning of the period	11,059	5,960

Cash and cash equivalents at the end of the period	17,086	23,892

CONTACT:
Jacada
Bob Aldworth, 770-776-2267
Chief Financial Officer
BAldworth@jacada.com
or
Hayden IR
Peter Seltzberg, 646-415-8972
peter@haydenir.com